

By Electronic Mail

February 1, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
           Issuer CIK: 0001100663
           Issuer File Number: 333-92935/811-09729
           Form Type: 8-A12B
           Filing Date: February 1, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated January 19, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- iShares ESG Aware MSCI USA Value ETF (EVUS)
- iShares ESG Aware MSCI USA Growth ETF (EGUS)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications